October 8, 2024

Dimitar Slavchev Savov
Chief Executive Officer
Nika Pharmaceuticals, Inc.
2269 Merrimack Valley Avenue
Henderson, NV 89044

       Re: Nika Pharmaceuticals, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-56234
Dear Dimitar Slavchev Savov:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences